Exhibit 99(d) Energy Future Intermediate Holding Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011	Twelve Months Ended June 30, 2012	Twelve Months Ended June 30, 2011
Net income	$190	$207	$400	$395
Income tax expense	29	47	55	55
Interest expense and related charges	232	171	409	333
EBITDA	$451	$425	$864	$783
Oncor Holdings distributions	69	32	153	114
Interest income	(310)	(303)	(559)	(507)
Equity in earnings of unconsolidated subsidiary (net of tax)	(141)	(122)	(305)	(276)
Adjusted EBITDA per Incurrence Covenant	$69	$32	$153	$114
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	764	723	1,564	1,446
Adjusted EBITDA per Restricted Payments Covenant	$833	$755	$1,717	$1,560